RUSKIN MOSCOU FALTISCHEK P.C.
1425 Reckson Plaza, East Tower
Uniondale, NY 11556

Writer's Direct Dial: (516) 663-6546
Writer's Direct Fax: (516) 663-6746
Writer's E-Mail:    ssieger@rmfpc.com

December 5, 2006

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

  Re:
  GTJ REIT, Inc. Form S-11 Registration Statement on Form S-4-
  Amendment No. 1 Filing dated October 19, 2006 File #333-136110

Dear Mr. McTiernan:

        This letter is in response to the letter (the "SEC Letter") dated October 30, 2006 from the Securities and Exchange Commission concerning the above referenced filing. Paragraph numbers in this letter correspond to the paragraph numbers in the SEC Letter.

General

        1.     Comment. We note your response to comment five. Please file a consent for Ryan Beck & Co.

        Answer: We have filed a consent of Ryan Beck & Co.

        2.     Comment. We have read and are continuing to consider your response to comment number 4. To facilitate that consideration, please clarify whether or not the financial statements of the City of New York are publicly available and whether or not the company has obtained a copy of those financial statements or otherwise reviewed those financial statements. Tell us the disclosure you would include in the filing regarding the consideration the company gave to the inclusion of the financial statements in the filing and why those financial statements are not considered by the company to be useful or meaningful to an investor, if such is the case. Further, clarify to us what consideration you gave to including summarized financial information related to the City of New York in the filing.

        Answer: We have submitted to the staff a copy of the publicly available financial statements of the City of New York, which are for the fiscal year ended June 30, 2005, and have included appropriate excerpts on pages 52, 53 and 54.

Cover

        3.     Comment. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

        Answer: The Registrant will file with the Commission all materials used to aid in the solicitation of proxies. At this time we do not have any such materials.

Questions and Answers About the Special Meeting and the Reorganization, page 1

        4.     Comment. We note that you refer to a number of sections that are not included in this prospectus. For instance, but without limitation, on page 3 you reference "The Merger—Recommendation of the B us Companies' Board of Directors and Its Reasons for the Merger beginning on page of this proxy statement/prospectus." Please revise this document to include this section or to strike the reference.

        Answer: We have removed the reference.

Why is the Reorganization being proposed, page 1

        5.     Comment. Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section. Your Q&A should not repeat any information that appears in the summary and vice versa. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that both sections contain information relating to the tax consequences of the merger and reorganization.

        Answer: We have modified the Questions and Answers and Summary sections to remove repetitive material.

Bus Company Shareholders Entitled to Vote, page 5

        6.     Comment. Please revise to explain the concept "voting trust certificate." Please clarify whether by operation of these certificates any record holder will not be entitled to vote on the merger.

        Answer: We have modified the language on page 2 to clarify the situation by referring to stock certificates and voting trust certificates. We note that persons who have deposited their Bus Company Common Stock in the voting trusts have voting trust certificates so denominated on the face thereof, and we believe they understand they are holding voting trust certificates and what the same represent.

Present operations, page 6

        7.     Comment. You state that "the Bus Companies and their subsidiaries collectively operate a group of outdoor maintenance businesses, and a paratransit business, with aggregate sales of approximately $27,000,000 in 2005." Please revise to note the net income generated by the outdoor maintenance businesses and paratransit business in 2005.

        Answer: We have complied with this comment on page 6.

Expected Organizational chart after the Reorganization, page 13

        8.     Comment. On page 98, you list MetroClean Express Corp, Metroclean Express of New Jersey, Inc., Shelter Express Corp, Shelter Electric Maintenance Corp., She1terCLEAN, Inc., ShelterClean of Arizona, Inc., Transit Facility Management Corp, Transit Alliance Insurance Co., LTD, and Transit Facility Claims Corp as G.T.J. Co. Inc.'s active subsidiaries. In the organizational chart in this section, you only list Shelter Express as a subsidiary of G.T.J. Co., Inc. Please advise us as to the reason for the discrepancy or revise as necessary.

        Answer: We have revised the charts on pages 12 and 33 to add these companies.

Risk Factor, page 16

        9.     Comment. We reissue comment 14. Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Most of your risk factors merely state a fact. For example, but without limitation, refer to the risk factor subheading We have not determined what other kinds of real property may be the subject of a future investment. Please revise so that your subheadings highlight the specific risk that results from the stated fact.

        Answer: We have revised Risk Factor subheadings, where necessary, to include an indication of the risk.

        10.   Comment. In your response to comment 16, you state that the risk factor regarding your officers' and directors' conflicts of interest was generic and has been struck. Given that the risk factor is not generic please revise your disclosure to include the risk factor and to provide more detailed disclosure regarding which officers and directors have conflicts and the extent of the conflicts.

        Answer: We have included a Risk Factor on page 19. concerning the possible conflicts of interest of the Registrant's officers and/ or directors.

The $20 million cash distribution, and continuing income distributions will cause us to borrow to meet our working capital requirements, page 23

        11.   Comment. The risk factor subheading does not appear to reflect the risk described in the risk factor narrative. Please revise the subheading as necessary.

        Answer: We have revised the above referenced Risk Factor subheading on page 22 to reflect the risk discussed in the Rick Factor.

Purchase of Bus Companies' bus assets by New York City, page 29

        12.   Comment. We note your response to comment 19. Please revise to note why the Bus Companies, and not the claimants, will receive the distribution from New York City and whether the Bus Companies will need to distribute the funds to the claimants. Also, please revise to note whether the Bus Companies are a party to the noted litigations.

        Answer: We have revised the discussion on page 29 to indicate that the Bus Companies are not parties and are not required to make payments.

Pro Forma Financial Consolidated Financial Information, page 41

        13.   Comment. We have reviewed your response to comment number 22. Please tell us whether or not the group of shareholders who commonly own more than 50% of the Green Bus Lines, Inc., Triboro Coach Corporation, and Jamaica Central Railways, Inc. have a written agreement to vote a majority of the entities' shares in concert. If such voting trust agreements exist, please describe the terms of those agreements, for example, whether they are revocable and the date they were entered into, if such voting trust agreements do not exist, and the other conditions set forth in paragraph 3 of EITF 02-5 are not met, it does not appear that the reorganization should be accounted for as a combination of entities under common control.

        Answer: We have determined to use purchase accounting and have revised the pro forma balance sheet and income statement, accordingly.

        14.   Comment. To the extent that the above comment results in the conclusion that reorganization accounting is not appropriate, tell us how the merger will be accounted for under SFAS 141 with particular focus on the guidance in paragraph 19 of SEAS 141.

        Answer: The acquisitions will be accounted for under the purchase method of accounting. Under the guidance of paragraph of SFAS 141, which states in relevant part... "If a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available." Since the Green shareholders' relative voting rights in GTJ Reit after the proposed combination will be approximately 42%, which is greater than the approximately 38% and 20% for the Triboro and Jamaica shareholders, respectively, and since the assets of Green, totaling $20.8 million, are greater than the assets of Triboro, totaling $18.5 million, and Jamaica, totaling $9.7 million, Green will be deemed the acquiring entity of Triboro and Jamaica.

Pro Forma Condensed Consolidates Statements of Operations for the Six Months Ended June 30, 2006, page 43

        15.   Comment. Since you present revenues from two sources, operating and rental, please consider separately reporting the operating expenses related to these two distinct sources on the face of the statement. The summary presentation on page 14 should be similarly revised.

        Answer: We have complied with this comment on page 13.

New York City Credit Ratings, page 53

        16.   Comment. Please provide supporting documentation for the assertions made in this section.

        Answer: We have provided supporting documentation to the staff, consisting of the credit rating agency reports.

Financial Position of GTJ REIT, page 95

        17.   Comment. We reissue comment 34 in part. Please revise you disclosure to include a description of any known material trends, favorable or unfavorable, in GTJ REIT, Inc.'s capital resources. Refer to Item 303 of Regulation S-K.

        Answer: We have complied with this comment on page 105 under "Trend in Financial Resources".

Opinion of Ryan Beck & Co., page 34

        18.   Comment. Please provide us with copies of any materials prepared by or for the financial advisor in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions provided to the board of directors and any summaries of presentations made to the board of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.

        Answer: The materials provided to us by Ryan Beck & Co. have been provided to the staff.

Environmental Matters, page 97

        19.   Comment. In your response to comment 36, you state that we should refer to pages 96 and 97. Pages 96 and 97 do not describe any current environmental claims or remediation actions. Please include a cross-reference to your discussion of environmental issues on pages 55-56. Please also expand your risk factor disclosure regarding environmental issues to conform to this disclosure.

        Answer: On page 99, we have added a cross reference to pages 56 and 57. On page 18, we have added a cross reference in the environmental Risk Factor to pages 57 and 58.

        20.   Comment. We note on page F-l0l that you have entered into an informal agreement with the New York State Department of Environmental Conservation whereby the Bus Companies have committed to a three-year remedial investigation and feasibility study. Please revise this section to discuss this agreement.

        Answer: On page 106, a cross reference has been made to page 56 and 57. On page 57, language has been added concerning the Bus Companies and the Department of Environmental Conservation.

Green Bus Line, Inc. and Subsidiaries Consolidated Financial Statements, page F-12

Consolidated Statements of Cash Flows, page F-17

        21.   Comment. Please revise your statements of cash flows to present cash flows related to discontinued operations in accordance with Section 9, "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." Alternatively, you may revise your statements of cash flows so that cash flows relating to discontinued operations are not set out separately.

        Answer: We have restated the cash flow on page F-17 to comply with Section 9 "Discontinued Operations" of the Interpretation of FASB Statements No. 95 and 102 "Statement of Cash Flows".

Note 3 Discontinued Operations, page F-27

        22.   Comment. Since the sale closed on January 9, 2006 and all proceeds have been received by the company from the sale of the discontinued operations as of June 30, 2006, explain why the assets and liabilities are still classified as discontinued operations in the balance sheet. If the assets and liabilities did not transfer with the discontinued operations, explain why the assets and liabilities are not considered to be part of the continuing entity. The designation as part of discontinued operations is inconsistent with the fact that the transaction closed and that these assets and liabilities were not and will not be transferred to the purchaser. Refer to paragraph 30 of SFAS 144. For example clarify why the proceeds received from the sale are classified as an asset of the discontinued operations rather than as unrestricted cash.

        Answer: The balance sheet on page F-28 does not characterize the assets and liabilities as "discontinued".

        23.   Comment. If the transaction closed on January 9, 2006, clarify why the transaction is not described in the past tense.

        Answer: The language has been changed to past tense.

        24.   Comment. Tell us how you considered the guidance in EITF 03-13 in the determination that the criteria of paragraph 42 of SFAS 144 had been met for the classification of discontinued operations.

        Answer: After reviewing the guidance in EITF 03-13, the Company revised its classification of discontinued operations to only reflect assets that were sold to the City of New York and obligations that were assumed by the City of New York.

        25.   Comment. Please tell us how you determined that the deferred income tax assets are fully realizable and that a valuation allowance was not necessary. Refer to paragraphs 17 and following of SFAS 109. Given that you have sold the assets that generated the deferred tax assets, clarify how you expect to utilize the deferred tax asset.

        Answer: The Company had analyzed its deferred tax accounts and had determined to write-off all items related to discontinued operations.

Triboro Coach Corporation and Subsidiaries Consolidated Financial Statements, page F-44

Consolidated Statements of Cash Flows, page F-49

        26.   Comment. Please revise your statements of cash flows to present cash flows related to discontinued operations in accordance with Section 9, "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." Alternatively, you may revise your statements of cash flows so that cash flows relating to discontinued operations are not set out separately.

        Answer: We have restated the cash flow on page F-51 to comply with Section 9 "Discontinued Operations" of the Interpretation of FASB Statements No. 95 and 102 "Statement of Cash Flows".

Note 3 Discontinued Operations, page F-60

        27.   Comment. Since the sale closed on January 9, 2006 and all proceeds have been received by the company as of June 30, 2006 from the sale of the discontinued operations, explain why the assets and liabilities are still classified as discontinued operations in the balance sheet. If the assets and liabilities did not transfer with the discontinued operations, explain why the assets and liabilities are not considered to be part of the continuing entity. The designation as part of discontinued operations is inconsistent with the fact that the transaction closed and that these assets and liabilities were not and will not be transferred to the purchaser. Refer to paragraph 30 of SFAS 144. For example clarify why the proceeds received from the sale are classified as an asset of the discontinued operations rather than as unrestricted cash.

        Answer: The balance sheet on page F-63 and 64 does not characterize the assets and liabilities as "discontinued".

        28.   Comment. If the transaction closed on January 9, 2006, clarify why the transaction is not described in the past tense.

        Answer: The language has been changed to past tense.

        29.   Comment. Tell us how you considered the guidance in EITF 03-13 in the determination that the criteria of paragraph 42 of SFAS 144 had been met for the classification of discontinued operations.

        Answer: After reviewing the guidance in EITF 03-13, the Company revised its classification of discontinued operations to only reflect assets that were sold to the City of New York and obligations that were assumed by the City of New York.

        30.   Comment. Please tell us how you determined that the deferred income tax assets are fully realizable and that a valuation allowance was not necessary. Refer to paragraphs 17 and following of SFAS 109. Given that you have sold the assets that generated the deferred tax assets, clarify how you expect to utilize the deferred tax asset.

        Answer: In accordance with paragraph 17, as of September 30, 2006. based upon the available evidence, it is not more than likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be utilized. As a result, the Company has not recorded a valuation allowance. At year end, the Company will review the available evidence and determine if a valuation allowance is required. The Company had analyzed its deferred tax accounts and had determined to write-off all items related to discontinued operations.

Jamaica Central Railways, Inc. and Subsidiaries Consolidated Financial Statements, page F-74

Consolidated Statements of Cash Flows, page F-79

        31.   Comment. Please revise your statements of cash flows to present cash flows related to discontinued operations in accordance with section 9, "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." Alternatively, you may revise your statements of cash flows so that cash flows relating to discontinued operations are not set out separately.

        Answer: We have restated the cash flow on page F-84 to comply with Section 9 "Discontinued Operations" of the Interpretation of FASB Statements No. 95 and 102 "Statement of Cash Flows".

Note 3 Discontinued Operations, page F-89

        32.   Comment. Since the sale closed on January 30, 2006 and all proceeds have been received by the company from the sale of the discontinued operations as of June 30, 2006, explain why the assets and liabilities are still classified as discontinued operations in the balance sheet. If the assets and liabilities did not transfer with the discontinued operations, explain why the assets and liabilities are not considered to be part of the continuing entity. The designation as part of discontinued operations is inconsistent with the fact that the transaction closed and that these assets and liabilities were not and will not be transferred to the purchaser. Refer to paragraph 30 of SFAS 144. For example clarify why the proceeds received from the sale arc classified as an asset of the discontinued operations rather than as unrestricted cash.

        Answer: The balance sheet on page F-95 does not characterize the assets and liabilities as "discontinued".

        33.   Comment. If the transaction closed on January 30, 2006, clarify why the transaction is not described in the past tense.

        Answer: The language has been changed to past tense.

        34.   Comment. Tell us how you considered the guidance in EITF 03-13 in the determination that the criteria of paragraph 42 of SFAS 144 had been met for the classification of discontinued operations.

        Answer: After reviewing the guidance in EITF 03-13, the Company revised its classification of discontinued operations to only reflect assets that were sold to the City of New York and obligations that were assumed by the City of New York.

        35.   Comment. Please tell us how you determined that the deferred income tax assets are fully realizable and that a valuation allowance was not necessary. Refer to paragraphs 17 and following of SFAS 109. Given that you have sold the assets that generated the deferred tax assets, clarify how you expect to utilize the deferred tax asset.

        The Company had analyzed its deferred tax accounts and had determined to write-off all items related to discontinued operations.

Pro Forma Financial Statements

        36.   Comment. Please expand note (b) on page 48 to show the cash and stock components of the distribution. Based on the information on page 7 and on the cover page of the registration statement, we understand this distribution to be comprised of $20 million in cash and 3,769,122 shares of stock valued at $11.14 per share.

        Answer: Note B on page 48 has been revised to detail the components of the distribution.

        37.   Comment. Note (d) on page 49 includes an addition to cash balances used to fund a portion of the $20 million distribution of $8.313 million. Based on the description in note (d) it is not clear why this increase in cash is supportable. Please explain. For example was the cash related to discontinued operation previously reflected in the historical balance sheet and if the cash remained available to the entity, why was it classified as part of discontinued operations, if so?

        Answer: All cash has been classified as cash from continuing operations.

        38.   Comment. The denominator in the pro forma earnings per share computation should be revised for each period to include the number of shares whose proceeds would be necessary to fund the $20 million cash distribution. Refer to SAB Topic IB(3). We note that the planned distribution of $62 million exceeds net income for the current year and only the portion to be paid with the offering proceeds of $42 million through the issuance of 3,769,000 additional shares has been reflected as outstanding for purposes of the computation of pro forma earnings per share.

        Answer: The $20 million cash distribution will either be paid through cash on hand or the Company will borrow the money. The Company will not sell stock to raise the capital for the distribution.

Part II

        39.   Comment. Please revise Part II to conform to the Form requirements of S-4.

        Answer: We have complied with this comment and revised Part II accordingly.

Exhibits

        40.   Comment. We note in your response to comment 53 that your opinions will be signed in conjunction with the effectiveness of the Registration Statement. Please note that the signed opinions must be filed as exhibits before we can take the Registration Statement effective.

        Answer: Conformed copies of signed opinions have been filed with Amendment No. 2.

Exhibit 5.1—Legal Opinion

        41.   Comment. Please revise the last paragraph on page 2 to eliminate the limitation on reliance on the opinion. Investors must be able to rely on the legal opinion.

        Answer: This change has been made.

        42.   Comment. In the first paragraph on page 2, it states that your counsel is a member of the Bar of the State of New York. Please revise to remove this language since it appears to disclaim counsel's ability to issue an opinion regarding Maryland law. Alternatively, please obtain an opinion from counsel that is a member of the Bar of Maryland.

        Answer: We have removed the statement concerning the Bar of the State of New York.

        43.   Comment. We note the reference to the General Corporation Law of the State of Maryland. Please have counsel revise the opinion to reflect, or confirm to us, that it concurs with our understanding that the reference and limitation to the General Corporation Law of the State of Maryland includes the statutory provisions and also applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. If counsel chooses to confirm to us, please file counsel's confirmation as correspondence on the EDGAR system.

        Answer: The opinion has been revised to state that it is based on applicable statutory, decisional and constitutional law of the State of Maryland.

Exhibit 8.1—Tax Opinions

        44.   Comment. Please revise to file the two opinions included in this Exhibit as two separate Exhibits.

        Answer: The tax opinions have been filed as separate exhibits.

        45.   Comment. We note that each of your tax opinions is premised on certain written representations of GTJ REIT and the Bus Companies. Please revise the opinion to clarify that the representation relate to factual matters.

        Answer: The tax opinions have been revised to characterize the representations as being only to factual matters.

        46.   Comment. Please revise the penultimate paragraph in both opinions to eliminate the limitation on reliance on the opinion. Investors must be able to rely on the opinions. In addition, please update the opinion each time you file a pre-effective amendment that contains a material change to the registration statement, or remove the reference to "on the date hereof."

        Answer: The opinions have been revised in accordance with the comment.

                      Very truly yours,

                      /s/ STUART M. SIEGER

                      STUART M. SIEGER
                      For the Firm

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cc:
Jerome Cooper
Paul Cooper
Douglas Cooper
Adam Silvers
Michael Schnipper